UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

NovaCopper Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

66988K102

(CUSIP Number)

Electrum Strategic Resources LLC
535 Madison Avenue, 12th Floor
New York, NY 10022
(646) 365-1600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2012

(Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. ☐

      Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 66988K102

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Electrum Strategic Resources LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY:
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 14,094,912 Common Shares, consisting of 8,872,033 Common Shares and warrants to acquire an additional 5,222,879 Common Shares
	8	SHARED VOTING POWER: 0 shares
	9	SOLE DISPOSITIVE POWER: 14,094,912 Common Shares, consisting of 8,872,033 Common Shares and warrants to acquire an additional 5,222,879 Common Shares
	10	SHARED DISPOSITIVE POWER: 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 14,094,912 Common Shares, consisting of 8,872,033 Common Shares and warrants to acquire an additional 5,222,879 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 27.21% (assuming full exercise of all warrants held by the Reporting Person)
14	TYPE OF REPORTING PERSON* OO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

Item 1.  Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the common shares (the “Common Shares”) of NovaCopper Inc. (the “Issuer”), a company organized and existing under the laws of the province of British Columbia, Canada.  The address of the Issuer’s principal executive offices is Suite 2300-200 Granville Street, Vancouver, British Columbia, Canada V6C 1S4.

Item 2. Identity and Background

(a)
This Statement is being filed by Electrum Strategic Resources LLC (the “Reporting Person”). Schedule A attached hereto sets forth information regarding persons referred to in Instruction C of Schedule 13D.

(b)	The principal business address of the Reporting Person is 535 Madison Avenue, 12th Floor, New York, NY 10022.

(c)	The principal business of the Reporting Person is owning securities.

(d)	Neither the Reporting Person, nor any person named on Schedule A, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
Neither the Reporting Person, nor any person named on Schedule A has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)	The Reporting Person is a limited liability company organized and existing in the State of Delaware.

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Person acquired the Common Shares described in Item 5 below pursuant to the spinoff of Common Shares by NovaGold Resources Inc. (“NovaGold”), which became effective April 30, 2012 (the “Spinoff”).  The CDN$48,418,434.16 to be used to effect the warrant exercise described in Item 4 below will be provided to the Reporting Person by GRAT Holdings LLC, which indirectly principally owns the Reporting Person.

Item 4.  Purpose of Transaction

The Reporting Person acquired the Common Shares described in Item 5 below pursuant to the Spinoff.  The Reporting Person intends to exercise all of the warrants described herein prior to their expiration on January 21, 2013 pursuant to which the Reporting Person will acquire 5,222,879 Common Shares.

The Reporting Person acquired the Common Shares reported herein for investment purposes and the Reporting Person and/or one or more of its affiliates may, depending on market and other conditions, increase or decrease its beneficial ownership of Common Shares or other securities of the issuer whether in the open market, by privately negotiated agreement or otherwise.

      Other than as set forth in this Item 4, the Reporting Person currently has no plan or proposal that relates to any of the matters described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of May 10, 2012, the Reporting Person beneficially owns 14,094,912 Common Shares, consisting of 8,872,033 Common Shares and warrants exercisable within 60 days of the date hereof to acquire an additional 5,222,879 Common Shares. Based upon 46,578,078 Common Shares outstanding as reported in the Issuer’s Interim Consolidated Financial Statements for the period ended February 29, 2012, the Reporting Person beneficially owns 27.21% of the Issuer's Common Shares.

(b) The Investment Committee of the Reporting Person has sole voting and dispositive power over the Common Shares described in Item 5(a) of this Schedule 13D.  Members of the Investment Committee are described in Schedule A of this Schedule 13D.

(c) On April 30, 2012, pursuant to the Spinoff, the Reporting Person acquired the Common Shares described in Item 5(a) of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

The warrants discussed herein are governed by the terms of the Warrant, dated January 22, 2009, between the Reporting Person and NovaGold.  A copy of the warrant agreement was attached as Exhibit 1 to the Reporting Person’s Schedule 13D related to its beneficial ownership of common shares of NovaGold, filed with the Securities and Exchange Commission on February 2, 2009 and is incorporated by reference herein.  Upon exercise by the Reporting Person of the Warrant to purchase a common share of NovaGold, the Reporting Person will receive one share of NovaGold and 1/6 of a share of the Issuer.

Item 7.  Material to be Filed as Exhibits.

1.
Warrant agreement, between the Reporting Person and the Issuer, dated January 22, 2009 (Incorporated by reference to the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on February 2, 2009).

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 10, 2012

ELECTRUM STRATEGIC RESOURCES LLC

/s/ William Natbony
By: William Natbony
Title: Chief Executive Officer